SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SES Solar Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

78412U101
(CUSIP Number)

Ms. Sandrine Crisafulli
chemin du Champ-des-Filles 36, Plan-les-Ouates
Geneva 1228, Switzerland
Telephone 41.22.884.1484
(Name, Address and Telephone Number of Person Authorized to Received Notices
and Communications)

November 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  /__/.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 78412U101

1.	NAMES OF REPORTING PERSONS. Flannel Management Sarl

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,766,508

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 34,766,508

	10.	SOLE DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,766,508

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
Based on 72,984,168 shares outstanding at November 2, 2010, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2010.

SCHEDULE 13D
CUSIP No. 78412U101

1.	NAMES OF REPORTING PERSONS. Sandrine Crisafulli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,766,508

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 34,766,508

	10.	SOLE DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,766,508

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 72,984,168 shares outstanding at November 2, 2010, as disclosed by the Issuer in its Current Report on Form 8-K and filed with the SEC on November 8, 2010.

Item 1.	Security and Issuer.

This Schedule relates to the common stock, par value $.001 per share (the "Common Stock"), of SES Solar Inc. (the "Company"). The Company's principal executive offices are located at chemin du Champ-des-Filles 36, Plan-les-Ouates, Geneva 1228, Switzerland.

Item 2.	Identity and Background.

(a)-(c) This Schedule is filed by Flannel Management Sarl, a company established under the laws of Switzerland (“Flannel”) and Sandrine Crisafulli as Managing Officer and sole shareholder of Flannel (“Crisafulli”).

The principal business of Flannel is to provide businesses with management and advice concerning investments and business opportunities including, but not limited to, real estate and solar businesses. Flannel has a principal place of business and principal office at Rue de la Fontaine 2, Geneva 1204, Switzerland.

Crisafulli is the Chief Financial Officer and Chief Operating Officer of the Company.  Crisafulli is a Swiss citizen and has a business address at c/o the Company.

(d)-(e) None of Flannel or Crisafulli has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining her or it, as the case may be, from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 2, 2010, Christiane Erné, the Chief Executive Officer of the Company on such date, entered into an agreement with Flannel whereby Ms. Erné sold 34,766,508 shares of Common Stock of the Company to Flannel for an aggregate purchase price of 600,000 Swiss Francs (US $612,480). Flannel used its working capital to pay for the 34,766,508 shares of Common Stock so purchased.

Item 4.	Purpose of Transaction.

(a)- (j) The shares of Common Stock owned by Flannel were purchased to acquire control of the Company.

Except as described in this Item 4, neither Flannel nor Crisafulli has any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") or (x) any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer.

(a) Each of Flannel and Crisafulli, by virtue of her ownership of all of the outstanding shares of the capital stock of Flannel, beneficially owns (as defined by Rule 13d-3 under the Act) 34,766,508 shares, or 47.6% of the shares, of Common Stock outstanding as of November 2, 2010.

(b) Each of Flannel and Crisafulli, by virtue of her ownership of all of the outstanding shares of the capital stock of Flannel, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 34,766,508 shares of Common Stock.

(c) Except for the purchase of the 34,766,508 shares by Flannel on November 2, 2010, neither Flannel nor Crisafulli effected any transaction in the Common Stock during the past sixty days.

(d) Crisafulli, as the sole shareholder of Flannel, is entitled to receive dividends or proceeds from the sale of shares of Common Stock by Flannel.

(e) Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The 34,766,508 shares of Common Stock reported hereby were purchased pursuant to a Stock Sale Agreement, dated November 2, 2010, by and between Christiane Erné and Flannel.

Item 7.                      Material To Be Filed As Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Stock Sale Agreement, dated November 2, 2010, by and between Christiane Erné and Flannel Management Sarl.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2011

FLANNEL MANAGEMENT SARL

By:	/s/ Sandrine Crisafulli
Sandrine Crisafulli
Managing Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2011

/s/ Sandrine Crisafulli Sandrine Crisafulli

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

Exhibit 2	Stock Sale Agreement, dated November 2, 2010, by and between Christiane Erné and Flannel Management Sarl.